DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

June 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Christie Wong and Jeanne Baker

Re: GigCapital5, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 31, 2023

Form 10-Q for the Fiscal Quarter Ended March 31, 2023

Filed May 15, 2023

File No. 001-40839

CIK No. 0001844505

Dear Ms. Wong and Ms. Baker:

Set forth below is a response to the comments that were provided by the Commission’s staff to our client, GigCapital5, Inc. (“GigCapital5” or the “Company”), by your letter dated June 8, 2023 (the “Comment Letter”), regarding the above-referenced filings.

The text of the comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the response to the Commission’s comments, concurrently with the filing of this letter, GigCapital5 has filed Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2022 and Amendment No. 2 to its Quarterly Report on Form 10-Q for the period ended March 31, 2023.

Comment 1. We note that the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial even though the transition period that allows for these omissions ended. Please amend the filing to provide revised certifications that include the required wording. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer to Exchange Act Rule 13a-14(a)and Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the period ended March 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and concurrently with the filing of this letter, will file an abbreviated amendment to each of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the period ended March 31, 2023 to include in the certifications provided in Exhibits 31.1 and 31.2 paragraph 4(b) and the introductory language in paragraph 4 referring to establishing and maintaining internal control over financial reporting of the Company.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey Selman
Jeffrey Selman

cc:	Raluca Dinu

Brad Weightman

Enclosure